

S 05041365 MMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1304 W. Fairbanks Ave.
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Covert (407) 644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Ave (Address) Winter Park (City) FL (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur D. Ally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Terry Covert
Commission #DD198745
Expires: May 11, 2007
Bonded Thru
Atlantic Bonding Co., Inc.



Signature

President of the general partner
Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Schedule I INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2004 [8005] and ending 12/31/2004 [8006]

SEC File Number: 49589 [8011]

Firm ID: 41835

1. Name of Broker Dealer: TIMOTHY PARTNERS, LTD. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ________ [8053] Phone: ________ [8057]

Name: ________ [8054] Phone: ________ [8058]

Name: ________ [8055] Phone: ________ [8059]

Name: ________ [8056] Phone: ________ [8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	(•)	( )	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	( )	(•)	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	( )	(•)	[8075]
	(b) municipals	( )	(•)	[8076]
	(c) other debt instruments	( )	(•)	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	( )	(•)	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	( )	(•)	[8079]
8.	Respondent carries its own public accounts:	( )	(•)	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	Public customer accounts	0 [8080]
(b)	Omnibus accounts	0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ☐ No ☒ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
(b)	Self Clearing	☐	[8087]
(c)	Omnibus	☐	[8088]
(d)	Introducing	☐	[8089]
(e)	Other	☐	[8090]
(f)	Not Applicable	☒	[8091]

12. Yes ☐ No ☒ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐	[8120]
(2)	Boston	☐	[8121]
(3)	CBOE	☐	[8122]
(4)	Midwest	☐	[8123]
(5)	New York	☐	[8124]
(6)	Philadelphia	☐	[8125]
(7)	Pacific Coast	☐	[8126]
(8)	Other	☐	[8129]

13. Employees:

(a)	Number of full-time employees	8 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	4 [8102]

14. Number of NASDAQ stocks respondent makes market: 0 [8103]

15. Total number of underwriting syndicates respondent was a member: 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a) **equity securities transactions effected on a national securities exchange** ______ [8107]

(b) **equity securities transactions effected other than on a national securities exchange** ______ [8108]

(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange** ______ [8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ○ No ● [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19. Yes ○ No ● [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** ______ [8131]

(c) **Type of institution** ______ [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ● [8113]

21. Yes ○ No ● [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** ______ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ● [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ● [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Partners' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12

INDEPENDENT AUDITORS' REPORT

Partners
Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. (a limited partnership) as of December 31, 2004 and 2003, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Winter Park, Florida
January 19, 2005

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 159,738	$ 168,756
Commissions and fees receivable	277,393	190,222
Other receivables	10,961	9,768
Inventory	42,130	-
Prepaid expenses	98,661	89,663
Property and equipment, net of accumulated depreciation	42,702	23,329
Deposits	2,225	2,225
Intangible assets, net of accumulated amortization	144,824	142,386
TOTAL ASSETS	$ 778,634	$ 626,349

	2004	2003
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 247,813	$ 289,967
Distributions payable	10,000	9,300
Total Liabilities	257,813	299,267
PARTNERS' EQUITY	520,821	327,082
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 778,634	$ 626,349

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Advisor fees	$ 1,561,057	$ 1,035,300
Commissions	743,170	948,033
Administration fees	757,730	465,081
Service and sponsor fees	87,348	39,294
Other	6,951	-
TOTAL REVENUES	3,156,256	2,487,708
EXPENSES		
Direct Mutual Fund Expenses		
Outside service fees	467,873	360,963
Sub advisor	560,750	382,329
Prospectus and report printing	69,100	58,615
Blue sky fees	116,212	88,441
Legal and accounting	106,589	50,440
Other	66,198	15,617
Total Direct Mutual Fund Expenses	1,386,722	956,405
Advisor Marketing and Overhead Expenses		
Salaries and benefits	578,462	-
Management fee	-	476,500
Marketing costs	165,966	95,176
Commissions to brokers	344,733	543,301
Registration and filing	25,180	21,420
Factoring expense	123,777	169,782
Depreciation and amortization	12,223	12,168
Occupancy and other	235,699	182,526
Total Advisor Marketing and Overhead Expenses	1,486,040	1,500,873
TOTAL EXPENSES	2,872,762	2,457,278
NET INCOME	$ 283,494	$ 30,430

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	2004	2003
Partners' Equity, beginning of year	$ 327,082	$ 314,700
Net income	283,494	30,430
Issuance of additional partnership units	22,500	75,400
Distributions/return of partnership capital	(112,255)	(93,448)
Partners' Equity, end of year	$ 520,821	$ 327,082

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 283,494	$ 30,430
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,223	12,168
(Increase) decrease in operating assets		
Commissions and fees receivable	(87,171)	(2,633)
Other receivables	(1,193)	(3,387)
Inventory	(42,130)	-
Prepaid expenses	(8,998)	(31,567)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	(42,154)	58,458
Net cash provided by operating activities	114,071	63,469
Cash flows from investing activities:		
Purchase of property and equipment	(25,534)	(11,794)
Purchase of other assets	(8,500)	-
Net cash used by investing activities	(34,034)	(11,794)
Cash flows from financing activities:		
Issuance of additional partnership units	22,500	75,400
Distributions/return of capital to partners	(111,555)	(93,648)
New cash used by financing activities	(89,055)	(18,248)
Net increase (decrease) in cash	(9,018)	33,427
Cash at beginning of year	168,756	135,329
Cash at end of year	$ 159,738	$ 168,756

Supplemental disclusures of cash flow information:		
(1) Cash paid during the year for :		
Interest	$ -	$ -
Income taxes	$ -	$ -
(2) Non-cash financing activities:		
Distributions to partner accrued, but not paid	$ 10,000	$ 9,300

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Partnership has no cash equivalents at December 31, 2004 and 2003.

Commissions and Fees Receivable

Commissions are recorded on a trade-date basis as securities transactions occur. The Partnership considers commissions and fees receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from five to forty years using the straight-line method.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years, using the straight-line method.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 and 2003, the Company's uninsured cash balances total $110,529 and $75,462, respectively.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2004 and 2003, consist of the following:

	2004	2003
Employee advances	$ 1,372	$ 2,095
Other receivables	453	534
Due from related parties (See Note G)	9,136	7,139
	$ 10,961	$ 9,768

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE C - PREPAID EXPENSES

Prepaid expenses at December 31, 2004 and 2003 consist of prepaid broker/dealer fees and prepaid registrations and supplies.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003 consist of the following:

	2004	2003
Computer equipment	$ 52,491	$ 45,107
Office equipment	34,093	32,926
Software	13,624	9,410
Office furniture	4,937	4,937
Leasehold improvements	11,286	4,752
	116,431	97,132
Less accumulated depreciation and amortization	(73,729)	(73,803)
	$ 42,702	$ 23,329

NOTE E - INTANGIBLE ASSETS

Intangible assets at December 31, 2004 and 2003 consist of the following:

	2004	2003
Issue cost of additional classes	$ 107,171	$ 98,671
Fund and partnership set-up cost	93,637	93,637
Custom programming-fund service company	4,666	4,666
Trademark and logo costs	4,400	4,400
	209,874	201,374
Less accumulated amortization	(65,050)	(58,988)
	$ 144,824	$142,386

NOTE F - PARTNERS' CAPITAL

During 2002 and 2001, $175,000 and $275,000 respectively, of Class II limited capital was received. All but $125,000 of Class II partners' capital was converted to standard limited capital in April, 2002. In January, 2003, the remaining $125,000 of Class II partners' capital was converted to standard limited capital.

NOTE G - RELATED PARTY TRANSACTIONS

During 2003, a management fee of $476,500 was paid to Covenant Financial Management, Inc. (CFM) for employee and occupancy costs. CFM is owned by the general partner. The management agreement was terminated January 1, 2004, and no fees were paid for the year ended December 31, 2004.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE G – RELATED PARTY TRANSACTIONS, CONTINUED

During 1997, the Partnership entered into a master sale and servicing agreement with Covenant Investment Corporation, an organization owned by some of the partners of Timothy Partners, Ltd. The agreement provides for the sale of all receivables and rights to payments of asset based and contingent deferred sales charges. During 2004 and 2003, the Partnership sold receivable rights of $468,510 and $713,083, respectively. The Partnership received $344,733 and $543,301 for these receivables resulting in a factoring expense of $123,777 and $169,782 for 2004 and 2003, respectively.

During February 1, 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balances of the subscriptions were sold in 2000.

The Partnership has receivables due from companies, which are related through common ownership, of $9,136 and $7,139 as of December 31, 2004 and 2003, respectively (See Note B). The receivables are non-interest bearing and have no maturity dates.

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $177,830, which was $160,642 in excess of the required net capital of $17,188. The Partnership's ratio of aggregate indebtedness to net capital was 1.45 to 1 at December 31, 2004. At December 31, 2003, the Partnership had net capital of $59,711, which was $39,759 in excess of the required net capital of $19,952. The Partnership's ratio of aggregate indebtedness to net capital was 5.01 to 1 at December 31, 2003.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

	2004	2003
Total partners' equity	$ 520,821	$ 327,082
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	1,488	-
Receivables from noncustomers	10,961	9,768
Inventory	42,130	-
Prepaid expenses	98,661	89,663
Property and equipment, net	42,702	23,329
Deposits	2,225	2,225
Intangible assets, net	144,824	142,386
	342,991	267,371
Net capital before haircuts on securities positions	177,830	59,711
Haircuts on securities	-	-
Net capital	$ 177,830	$ 59,711
Aggregate indebtedness:		
Payable to broker/dealers	$ 192,482	$ 156,405
Distributions payable	10,000	9,300
Other accounts payable and accrued costs	55,331	133,562
Total aggregate indebtedness	$ 257,813	$ 299,267
Minimum net capital required	$ 17,188	$ 19,952
Excess net capital	$ 160,642	$ 39,759
Excess net capital at 1,000 percent	$ 152,049	$ 29,784
Ratio: Aggregate indebtedness to net capital	1.45 to 1	5.01 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004 and 2003)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 177,830	$ 59,611
Audit adjustments (net)	-	100
Net capital per above	$ 177,830	$ 59,711

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2004, and this report does not affect our report thereon dated January 19, 2005. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Winter Park, Florida
January 19, 2005